CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

FOR ANY INFORMATION PERTAINING TO THIS REQUEST,

PLEASE CONTACT:

RONALD J. MASCIANTONIO

SENIOR VICE PRESIDENT & GENERAL COUNSEL

DESTINATION MATERNITY CORPORATION

456 NORTH FIFTH STREET

PHILADELPHIA, PA 19123

(PHONE: 215-400-2532, FAX: 215-923-0975).

May 4, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:        John Reynolds, Assistant Director

Re:	Destination Maternity Corporation
Form 10-K for the fiscal year ended September 30, 2010
Filed December 14, 2010
Form 8-K
Filed January 28, 2011
File No. 000-21196

Dear Mr. Reynolds:

On behalf of Destination Maternity Corporation (which we refer to as “we”, “us”, “our” or the “Company”), this letter is being submitted to respond to comments given by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Edward M. Krell, Chief Executive Officer & President of Destination Maternity Corporation, dated April 8, 2011, with respect to the above-referenced filings.

For your convenience, we set forth each comment in italicized typeface and include each response below the relevant comment. All references to page numbers in our responses reflect paginations in the filing cited.

Form 10-K for Fiscal Year End September 30, 2010 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.	We note the overview on page 35. In future filings, please revise the overview to provide a brief and balanced description of the most important matters on which your

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

executives focus in evaluating financial condition and operating performance, such as key performance indicators that you use to manage the company. Your revised analysis of period-to-period changes should similarly focus on material information and provide a narrative explanation of your financial statements that enables investors to see the company through the eyes of management. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/338350.htm.

1.	In compliance with this comment, the Company will revise the overview section in future filings to provide a brief and balanced description of the most important matters on which our executives focus in evaluating financial condition and operating performance, such as key performance indicators that we use to manage the company.

Exhibits

2.	We note that exhibits 10.21 and 10.29 appear to be missing exhibits, schedules or attachments. Please confirm that you will file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K with your next periodic report.

2.	Exhibit 10.21 is the Second Amended and Restated Loan and Security Agreement between the Company and our revolving credit facility lender, Bank of America, N.A. The missing exhibits, schedules and attachments to this Agreement were omitted from our filing based upon our determination that such exhibits, schedules and attachments are boilerplate and would not be material to a stockholder or potential stockholder’s investment decision. We note that it is customary practice for such immaterial ancillary exhibits, schedules and attachments to be omitted from the filings of public companies with respect to loan agreements.

Exhibit 10.29 is the Employment Agreement between the Company and Judd P. Tirnauer, our Senior Vice President & Chief Financial Officer. The two exhibits referenced in that agreement are listed as Exhibits 10.30 and 10.31 in the exhibit index on our Form 10-K for the fiscal year ended September 30, 2010.

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

Notes to Consolidated Financial Statements, page F-8

2. Summary of Significant Accounting Policies, page F-8

l. Fair Value of Financial Instruments, page F-10

3.	We note your disclosure that the carrying value of the long-term debt approximates fair value. Please confirm to us that you will provide the disclosures required by FASB ASC 825-10-50-10 in future filings, and provide us with the text of your proposed future disclosure.

3.	FASB ASC 825-10-50-10 requires an entity to disclose in its financial statements or accompanying footnotes, the fair value of financial instruments for which it is practicable to estimate that value, including the methods and significant assumptions used. In order to provide greater clarity to the disclosure included in our Form 10-K for the fiscal year ended September 30, 2010, the Company intends to include a disclosure similar to the following where required in future filings:

The majority of the Company’s long-term debt bears interest at variable rates, which adjust based on market conditions. The fair value of the Company’s debt is based on broker quotes, when available, or using a discounted cash flow analysis based on interest rates currently available to the Company or for similar instruments available to companies with comparable credit quality.

m. Revenue Recognition, sales Returns and Allowances, page F-11

4.	We note from your website that you offer a variety of gift cards. Please describe to us your revenue recognition policy with respect to gift cards. Also confirm to us that you will disclose your policy in future filings to the extent material and provide us with the text of your proposed disclosure to be included in future filings.

4.	At the time of sale of a gift card, a liability is established for the full purchase price of the card and no revenue is recognized. The liability is relieved and revenue is recognized when the gift card is redeemed by a customer as tender for merchandise purchased from us. Where required in future filings, we will revise our summary of significant accounting policies regarding revenue recognition, sales returns and allowances to include the following:

A liability is established for the retail value of gift cards sold and merchandise credits issued. The liability is relieved and revenue is recognized when gift cards or merchandise credits are redeemed by customers as tender for merchandise purchased.

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

n. Other Revenues, page F-11

5.	We note that your net sales include revenues earned through a variety of marketing partnership programs utilizing the Company’s opt-in customer database and various instore marketing initiatives, focused on baby and parent-related products and services. Please further describe to us how you generate revenue through your various marketing partnership programs, describe to us your revenue recognition policy for these programs, and quantify for us that amount of revenues earned through these programs and included in net sales for each period presented. Also confirm to us that you will disclose your revenue recognition policy for your marketing partnership programs in future filings and provide us with the text of your proposed disclosure to be included in future filings.

5.	We request confidential treatment for the highlighted portions of the following response pursuant to Rule 83. As described in the ‘Marketing Partnerships’ section of Item 1 of our most recent Form 10-K (at page 9), we expand and leverage the relationship we have with our customers and earn incremental revenues through a variety of marketing partnership programs utilizing our extensive opt-in customer database and various in-store marketing initiatives, focused on baby and parent-related products and services. [***]

We recognize revenue from our marketing partnership programs when goods or services are provided. For example, name list rental revenue is recognized when the lists are delivered to the baby and parent-related product sellers and service providers, and customer gift bag revenue is recognized when the gift bags containing third party product samples and information are distributed to our customers.

Where required in future filings, we will revise our summary of significant accounting policies regarding other revenues to include the following:

Included in net sales are revenues earned by the Company through a variety of marketing partnership programs utilizing the Company’s opt-in customer database and various in-store and online marketing initiatives, focused on baby and parent-related products and services. Revenue from marketing partnership programs is recognized when goods or services are provided.

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

Schedule II – Valuation and Qualifying Accounts, page F-34

6.	We note on page eight of your December 31, 2010 Form 10-Q that your trade receivables were net of allowance for doubtful accounts of $320,000 and $314,000 as of December 31, 2010 and September 30, 2010, respectively. Please tell us how you considered the provisions of Rules 5-04 and 12-09 of Regulation S-X in presenting information related to valuation and qualifying accounts.

6.	Rule 5.04 of Regulation S-X requires that a schedule (Schedule II as prescribed by Rule 12-09) be filed in support of valuation and qualifying accounts included in the balance sheet for each period for which an audited income statement is required to be filed. A significant portion of our trade receivables relate to transactions for which credit cards are used as tender for merchandise purchases from us, and which generally settle within four days of the transaction. Historically, our allowance for doubtful accounts has not been material in relation to trade receivables (3.8% at December 31, 2010 and 2.9% at September 30, 2010) and our bad debt losses have been nominal. Accordingly, the information otherwise required by Rule 5.04 of Regulation S-X was omitted as allowed by Rule 4.02 of Regulation S-X. As provided under Rule 4.02, if the allowance for doubtful accounts becomes material during a future fiscal year, we will disclose these amounts in Schedule II.

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

DEF 14A, filed January 24, 2011 Certain Relationships and Related Party Transactions, page 7

7.	We note the compensation disclosed for your former CEO, Mr. Matthias. Based on the schedule of payments in section 2.2 of the Transition Agreement filed with the Form 8-K on October 1, 2008, it appears that Mr. Matthias has received compensation in excess of the $200,000 consulting fee. We also note the reference to “certain insurance and fringe benefit coverage” to Mr. Matthias in the DEF 14A filed December 14, 2009. Please file a revised Form 10-K to disclose all compensation and related arrangements for Mr. Matthias, or advise. See Item 404(a) of Regulation S-K.

7.	Mr. Matthias ceased service as an employee of our Company in September 2008 and ceased service as a member of our Board of Directors in January 2010. Our prior disclosure with respect to Mr. Matthias’ compensation has been comprehensive, and pursuant to instruction 5(a)(i) to Item 404(a) of Regulation S-K, to the extent that compensation has been disclosed under Item 402, the disclosure is not required to be repeated as a related party transaction under Item 404. To that end please note the following filings which have disclosed the terms of Mr. Matthias’ compensation from his retirement to the present day, which include Item 402 disclosures:

(a)	The Company’s Current Report of Form 8-K dated September 26, 2008 (filed October 1, 2008). The Transition Agreement dated September 26, 2008 was filed as Exhibit 10.2 to this Form 8-K.

(b)	The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 (filed December 15, 2008), pages F-28 to F-30 and exhibit index.

(c)	The Company’s Definitive Proxy Statement filed December 15, 2008, pages 6, 11, 13, 17, 19, 24, 25 and 36.

(d)	The Company’s Current Report of Form 8-K dated November 4, 2009 (filed November 10, 2009).

(e)	The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (filed December 14, 2009), pages 38, F-16, F-28 to F-33 and exhibit index.

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

(f)	The Company’s Definitive Proxy Statement filed December 14, 2009, pages 6 and 23.

(g)	The Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010 (filed December 14, 2010), pages 42, 45, F-16, F-27 to F-31 and exhibit index.

(h)	Form 10-K/A for the fiscal year ended September 30, 2010 (filed January 11, 2011), page 15 and exhibit index.

(i)	The Company’s Definitive Proxy Statement filed January 24, 2011, pages 6 and 7.

With respect to compensation to Mr. Matthias for certain insurance and fringe benefits as required by his Transition Agreement, the total amount of such compensation paid in the 2010 fiscal year was de minimus (less than $25,000 in total).

Executive Compensation, page 20

8.	We note the number of currently-serving named executive officers in the summary compensation table on page 20. With a view to disclosure, advise us of your analysis for determining that individuals serving as vice president in charge of a principal business unit, such as Motherhood Maternity, or another significant division or function are not executive officers.

8.

At the time of filing of our Proxy Statement filed on January 24, 2011 and prior to our April 27, 2011 Form 8-K (discussed below), we had three executive officers within the meaning of Rule 3b-7 consisting of: Edward M. Krell, our Chief Executive Officer & President, Judd P. Tirnauer, our Senior Vice President & Chief Financial Officer, and Lisa Hendrickson, our Chief Merchandising Officer. As our Chief Executive Officer, Mr. Krell is the most senior executive of our Company with all other executives reporting directly or indirectly to him. Mr. Krell has the primary policy-making authority at our Company and, except for Mr. Tirnauer and Ms. Hendrickson, none of our other executives had policy-making authority. By the nature of his position as our Chief Financial Officer, Mr. Tirnauer also has policy-making authority, in particular with respect to matters relating to the financial and accounting aspects of our Company. Currently, Ms. Hendrickson reports directly to Mr. Krell and has responsibility and policy making authority with respect to the Company’s merchandising and design functions, including with respect to our

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

Motherhood Maternity, A Pea in the Pod and other merchandise brands. The employees who assist in the operation of such merchandise brands, including our Vice President of Motherhood Maternity and our Vice President of A Pea in the Pod report directly to Ms. Hendrickson and do not have policy making authority without the approval of Ms. Hendrickson and, ultimately, Mr. Krell.

In our Current Report on Form 8-K filed with the Commission on April 27, 2011 and our press release of the same date, we announced the hiring of Christopher F. Daniel as our President effective on June 1, 2011 and identified Mr. Daniel as an executive officer under Rule 3b-7. Mr. Daniel will have responsibility and policy-making authority over the merchandising, design, sourcing and marketing functions of the Company. Mr. Daniel will report to Mr. Krell and, effective with Mr. Daniel’s start date of June 1, 2011, Ms. Hendrickson will no longer report to Mr. Krell but will report directly to our new President. With this reporting change Ms. Hendrickson’s role will be altered such that she will no longer have policy-making authority at our Company and will accordingly cease being an executive officer of the Company within the meaning of Rule 3b-7.

In the course of preparing our response to the Staff’s comments, we reviewed the executive officer disclosure of our peer companies as listed in the Compensation, Discussion and Analysis section of our most recently filed Definitive Proxy Statement (filed January 24, 2011), and we noted that a number of those peer companies include their General Counsel in their executive compensation disclosure. With this in mind, and in light of the fact that our Senior Vice President & General Counsel, Ronald J. Masciantonio, has recently begun to serve in an enhanced management role in a variety of functional areas, including oversight of our Human Resources department, our Board of Directors determined that Mr. Masciantonio should now be considered an executive officer within the meaning of Rule 3b-7. Our Current Report on Form 8-K filed with the Commission on April 27, 2011 disclosed the Board’s action on this matter and described Mr. Masciantonio’s compensation.

Item 2.02 and 9.01 on form 8-K filed January 28, 2011 Exhibit 99.1

9.	Your adjusted EBITDA appears to be a performance measure; however you reconcile operating income to adjusted EBITDA. Please confirm to us that you will reconcile your adjusted EBITDA to net income in future filings. Refer to Section 103.02 of Compliance & Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm for further guidance.

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

9.	The Company will revise the overview section in future filings to reconcile net income, as opposed to operating income, to adjusted EBITDA in accordance with the guidance in Item 10(e) of Regulation S-K in our earnings releases. Please note that we have included this reconciliation in our most recent earnings release dated April 27, 2011, which was included as Exhibit 99.1 to our Current Report on Form 8-K furnished to the Commission on April 27, 2011.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.

CONFIDENTIAL TREATMENT REQUESTED BY

DESTINATION MATERNITY CORPORATION

PURSUANT TO 17 C.F.R. 200.83.

Destination Maternity Corporation	May 4, 2011

Please do not hesitate to contact me at 215-400-2532 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ Ronald J. Masciantonio
Ronald J. Masciantonio
Senior Vice President & General Counsel

cc:	Edward M. Krell, Chief Executive Officer & President

Judd P. Tirnauer, Senior Vice President & Chief Financial Officer

Barry Erdos, Chairman, Audit Committee

Portions of this letter were omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions. Such portions are marked by a series of asterisks.